UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 2)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                               Niagara Corporation
                               -------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    653349100
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                November 27, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)


                              (Page 1 of 10 Pages)

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CUSIP No. 653349100                 13D/A                 Page  2  of  10  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
     S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) [ ]
                                                     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)     [   ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              208,300 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              208,300 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     208,300 shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.5% (See Item 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN


                              (Page 2 of 10 Pages)

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CUSIP No. 653349100                 13D/A                 Page  3  of  10  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) [ ]
                                                     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)     [   ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     CAYMAN ISLANDS
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              105,700 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              105,700 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,700 shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.3% (See Item 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO


                              (Page 3 of 10 Pages)

--------------------------------------------------------------------------------
CUSIP No. 653349100                 13D/A                 Page  4  of  10  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I
     S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3953291
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) [ ]
                                                     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)     [   ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              225,619 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              225,619 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     225,619 shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.7% (See Item 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN


                              (Page 4 of 10 Pages)

--------------------------------------------------------------------------------
CUSIP No. 653349100                 13D/A                 Page  5  of  10  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: Wynnefield Capital Management LLC
     S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-4018186
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) [ ]
                                                     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)     [   ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW YORK
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              433,919 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              433,919 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     433,919 shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3% (See Item 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     OO (Limited Liability Company)


                              (Page 5 of 10 Pages)

--------------------------------------------------------------------------------
CUSIP No. 653349100                 13D/A                 Page  6  of  10  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: Wynnefield Capital, Inc.
     S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: N/A
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) [ ]
                                                     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)     [   ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     CAYMAN ISLANDS
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              105,700 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              105,700 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,700 shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.3% (See Item 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO


                              (Page 6 of 10 Pages)

     This Amendment No. 2 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on December 22, 2000, as amended and restated by Amendment No. 1, filed with the Commission on August 30, 2002 ("Amendment No. 1") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI"), with respect to the shares of common stock, par value $0.001 per share, of Niagara Corporation, a Delaware corporation with its principal executive offices located at 667 Madison Avenue, New York, New York 10021 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in Amendment No. 1 shall remain unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 3 is hereby amended and restated in its entirety as follows:

     On November 6, 2002, certain Wynnefield Group entities made their most recent purchase of shares of Common Stock, separately from each other, for the consideration shown in the following table:

         NAME                      NUMBER OF SHARES         CONSIDERATION PAID
         ----                      ----------------         ------------------
         Partnership*              1,900                    $2,318
         Partnership - I*          2,700                    $3,294
         Fund**                    1,500                    $1,830


         * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

         ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.


     Such shares of Common Stock were paid for from the separate working capital of those entities in the Wynnefield Group which made purchases of Common Stock, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     The response to Item 5 is hereby amended and restated in its entirety as follows:


(A) - (C) As of November 27, 2002, the Wynnefield Group beneficially owned in the aggregate 539,619 shares of Common Stock, constituting approximately 6.6% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 8,238,517 shares outstanding on September 30, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002). The following table sets


                              (Page 7 of 10 Pages)
forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                                          APPROXIMATE
                                    NUMBER OF             PERCENTAGE OF
      NAME                          SHARES                OUTSTANDING SHARES
      ----                          ------                ------------------
      Partnership *                 208,300               2.5%
      Partnership-I *               225,619               2.7%
      Fund **                       105,700               1.3%

      * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

      ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

     WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

     Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

     WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

     Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

     Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 539,619 shares of Common Stock, constituting approximately 6.6% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 8,238,517 shares outstanding on September 30, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ended September 30, 2002 filed with the Commission on November 14, 2002).

     The filing of the Schedule 13D, Amendment No. 1, this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs.


                              (Page 8 of 10 Pages)

Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

     The Wynnefield Group has made purchases of shares of Common Stock during the past 60 days as follows:


Name                  Date                 Number of Shares      Price Per Share
----                  ----                 ----------------      ---------------
Partnership           November 6, 2002     1,900                 $1.22
Partnership - I       November 6, 2002     2,700                 $1.22
Fund                  November 6, 2002     1,500                 $1.22


     (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) Not applicable.


                              (Page 9 of 10 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  November 27, 2002

                                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                    By:    Wynnefield Capital Management, LLC,
                                           General Partner

                                    By:    /s/ Nelson Obus
                                           -------------------------------------
                                           Nelson Obus, Co-Managing Member

                                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                    By:    Wynnefield Capital Management, LLC,
                                           General Partner

                                    By:    /s/ Nelson Obus
                                           -------------------------------------
                                           Nelson Obus, Co-Managing Member

                                    WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND,
                                    LTD.

                                    By:    Wynnefield Capital, Inc.


                                    By:    /s/ Nelson Obus
                                           -------------------------------------
                                               Nelson Obus, President

                                    WYNNEFIELD CAPITAL MANAGEMENT, LLC


                                    By:    /s/ Nelson Obus
                                           -------------------------------------
                                           Nelson Obus, Co-Managing Member

                                    WYNNEFIELD CAPITAL, INC.


                                    By:    /s/ Nelson Obus
                                           -------------------------------------
                                           Nelson Obus, President


                              (Page 10 of 10 Pages)